[Letterhead of Kirkpatrick & Lockhart Preston Gates Ellis LLP]

March 16, 2007

VIA EDGAR

Ms. Donna Levy
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	China-Biotics, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed November 13, 2006
File No. 333-132670

Ladies and Gentlemen:

On behalf of China-Biotics, Inc. (the “Company”), set forth below are the responses of China-Biotics to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced filings set forth in the Staff’s letters dated December 1, 2006 and January 24, 2007. In connection therewith, the Company is hereby filing Amendment No. 3 to Form SB-2 (File No. 333-132670) (the “Amendment”). For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of the Company.

Letter Dated December 1, 2006

General

1.	Comment:
Please update the financial information included in the registration statement to comply with Item 3-10(g) of Regulation S-B. Please also correspondingly update your disclosure throughout the Form SB-2, including in the Management’s Discussion and Analysis section, and specifically in the plan of operations and liquidity sections.

	Response:	In response to this comment, the Company has updated the financial information and related disclosure in the Amendment.

2.	Comment:	Please update your consents.

	Response:	The Company has filed an updated auditor’s consent as an exhibit to the Amendment.

3.	Comment:	Please make appropriate disclosures throughout the Form SB-2 to reflect that you have hired a CFO, as disclosed in your Form 8-K filed November 13, 2006.

	Response:	The Company has revised the Amendment in various places to reflect the hiring of the Company’s new CFO.

4.	Comment:
Revise the disclosure at page 6 and page 19 to clarify that you have made provision for surcharges for tax years prior to 2005 but that these surcharges are different from the penalties to which you refer, if accurate.

	Response:	The Company has amended the disclosure on pages 6 and 19 of the Amendment to clarify that the Company has not made provision for tax penalties.

Business

History, page 27

Response:

5.	Comment:
In the fourth bullet point on this page, please identity the shareholders who are parties to the Investor’s Rights Agreement and the other agreements. Please expand your description of the Investor’s Rights Agreement to specify the corporate actions that may not be made without the approval of the holders of 75% of the then outstanding common stock. Please also explain how the agreement might be terminated prior to the end of its term.

	Response:	In response to this comment, the Company has included additional disclosure on page 28 of the Amendment.

Industry Overview and Market Conditions, page 31

6.	Comment:	We note your response to prior comment 9. Please file a consent from Dr. Kopp-Hoolihan to be named in the prospectus.

	Response:	The Company has deleted the reference to Dr. Kopp-Hoolihan’s article from the Amendment.

7.	Comment:	We note your response to prior comment 11. In regard to the articles that are available only in Chinese, please supplementally provide English translations.

	Response:	The Company is supplementally providing to the Staff English translations of the relevant articles.

Advanced technology provides significant competitive cost, page 34

8.	Comment:
Provide us with independent supplemental support for the statements in this section, including your assertion that your process involves “much lower costs” than your competitors. Also identify by name those that you consider your principal competitors for purposes of the assertions.

Response:
The Company uses domestic raw materials for the process of fermentation, due to lower cost than imported materials. In addition, to optimize a formula of the culture medium to improve the high cell density of bacteria culture and screening the well strains, the Company selects the good quality of bacteria to ensure the abilities of reproduction and metabolism. Owing to use the multi-stage of fermentation and highly intensive culturing technology, the process of fermentation can maintain at the high level in which the fermented liquid contains the higher colony forming unit (“cfu”). Currently, the domestic fermentation technology is at the level of 10[6]~[7]cfu/ml. Due to the Company’s patent technology, it can reach the level of 10[9]cfu/ml. A copy of the Company’s supporting Shanghai Preventative Medicine Institution Test Report is attached to this letter and provided supplementally to the Staff. The Company also reaches an extraction rate of 70% for the extraction technology. The domestic extraction rate normally is lower than 40%. From the cost of raw materials to the process of production, the Company uses its proprietary advanced technology at bacteria extraction and protection to make its competitive advantage.

For the purposes of these statements, the Company considers the following as its principal competitors: (1) Shanghai Jiao Da Onlly Co., Limited (its product: Onlly 1); and (2) Shanghai Sine Pharceutical Co. Limited (its product: Peifeikang).

Related Party and Other Material Transactions, page 47

9.	Comment:
We note your responses to prior comments 15-19. In regard to the first bullet point in this section, you state that SGI paid dividends amounting to $16.73 million between April 2003 and June 2005. However, in Note 21(a) to the China-Biotics Notes to Consolidated Financial Statements on page F-55 you indicate that Shining paid this dividend. Please advise. Additionally, please discuss the risk or potential liability to the company, if any, as a result of the failure to deduct a withholding tax as required by applicable Chinese laws and regulations. Please add a risk factor, if appropriate.

	Response:	The Company has clarified on page 47 of the Amendment that Shining (not SGI) paid the dividends mentioned above.

The Company has included additional disclosure on pages 6 and 47 related to the consequences of the failure to deduct the withholding tax.

10.	Comment:	Please disclose in this section the valuation information regarding the two transactions that you provided in response to prior comment 21.

	Response:	In response to this comment, the Company has included additional disclosure on page 47 of the Amendment.

11.	Comment:
In regard to the third bullet point in this section, please provide a description of the material terms of the convertible bond issued to Charming Leader Group Ltd. For example, please state the interest rate, maturity date, and discuss the conversion features, including the number of shares that the bond is convertible into, and the exercise price. In addition you state that Charming Leader Group is an independent third party, but it is listed as a selling shareholder. Please advise.

	Response:	In response to this comment, the Company has included additional disclosure on page 47 of the Amendment.

12.	Comment:
In regard to the fifth bullet point, it appears that you have issued a convertible bond to the persons named in exchange for $2.29 million. Please describe the material terms of the bond. For example, please state the interest rate, maturity date, and discuss the conversion features, including the number of shares that the bond is convertible into and the exercise price. Please file all related documents as exhibits.

Response:
The Company has revised the disclosure regarding the convertible bond and loan on page 47 of the Amendment. The convertible bond and loan agreement were previously filed as Exhibits 10.11 and 10.10, respectively.

13.	Comment:	We note the transactions entered into in regard to the share exchange with SGI discussed on page 28. Please also discuss those transactions in this section as appropriate.

	Response:	The Company has discussed the relevant share exchange transactions in this section as appropriate.

Basis of Presentation and Principles of Consolidation, page F-21

14.	Comment:
We have reviewed your response to prior comment number 20. It continues to be unclear why you believe SGI and Shanghai Shining Biotechnology Co. Ltd were under common control when the transaction was negotiated and up until the time it was consummated. We note that you have identified August 11, 2005, October 2005 and December 2005 as dates that are relevant to this transaction. Please tell us, in detail, whether or not:

• An individual or enterprise held more than 50 percent of the voting ownership interest of each entity.

•  Immediate family members held more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

•  A group of shareholders held more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

We may have further comment.

Response:	Below are the Company’s responses to each of the questions above:

Did an individual or enterprise held more than 50% of the voting ownership interest of each entity?

On August 11, 2005, Ms. Kwok Kin Kwok held 100% of equity in SGI and Mr. Song Jinan held 50% of equity in Shining. Ms. Kwok and Mr. Song are not family members.

On October 25, 2005, immediate prior to the subscription of 9,000 shares by Mr. Song Jinan, Ms.Yan Li, Mr. Huang Weida and Ms. Yan Yi hong, Ms. Kwok Kin Kwok held 100% equity in SGI while Mr. Song Jinan held 50% of equity in Shining. After the subscription of these 9,000 shares, Mr. Song Jinan held 45.45% of equity in SGI and 45.45% of equity in Shining.

On December 13, 2005 (the date the revised Business License was issued to Shining), Mr. Song Jinan held 45.45% of equity in SGI and 45.45% of equity in Shining.

Did immediate family members held more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any other way than in concert)?

On August 11, 2005, Ms. Kwok Kin Kwok held 100% of equity in SGI and Mr. Song Jinan, his wife, Ms.Yan Li, and his sister-in-law, Ms. Yan Yihong, held 50%, 29.5% and 5% respectively of equity in Shining. Ms. Kwok and Mr. Song are not family members. There was no evidence at any time that Mr. Song Jinan, his wife, Ms.Yan Li, and his sister-in-law, Ms. Yan Yihong would vote their shares in any other way than in concert.

On October 25, 2005, immediate prior to the subscription of 9,000 shares by Mr. Song Jinan, Ms.Yan Li, Mr. Huang Weida and Ms. Yan Yihong, Ms. Kwok Kin Kwok held 100% equity in SGI while Mr. Song Jinan , his wife, Ms.Yan Li, and his sister-in-law, Ms. Yan Yihong, held 50%, 29.5% and 5% respectively of equity in Shining. After the subscription of these 9,000 shares, Mr. Song Jinan, his wife, Ms.Yan Li, and his sister-in-law, Ms. Yan Yihong, held 45.45%, 26.55% and 4.50% respectively of equity in SGI and 45.45%, 26.55% and 4.50% respectively of equity in Shining. There was no evidence at any time that Mr. Song Jinan, his wife, Ms.Yan Li, and his sister-in-law, Ms. Yan Yihong would vote their shares in any other way than in concert.

On December 13, 2005 (the date the revised Business License was issued to Shining), immediate before the consummation of SGI’s acquisition of 100% equity in Shining, Mr. Song Jinan his wife, Ms.Yan Li, and his sister-in-law, Ms. Yan Yihong, held 45.45%, 26.55% and 4.50% respectively of equity in SGI and 45.45%, 26.55% and 4.50% respectively of equity in Shining. There was no evidence at any time that Mr. Song Jinan, his wife, Ms.Yan Li, and his sister-in-law, Ms. Yan Yihong would vote their shares in any other way than in concert.

Did a group of shareholders held more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists?

On August 11, 2005, Ms. Kwok Kin Kwok held 100% of equity in SGI and Mr. Song Jinan, Ms.Yan Li, Mr. Huang Weida, and Ms. Yan Yihong, held 50%, 29.5%, 15% and 5% respectively of equity in Shining. There was no existence of written evidence of an agreement at any time that Mr. Song Jinan, his wife, Ms.Yan Li, and his sister-in-law, Ms. Yan Yihong would vote in concert

On October 25, 2005, immediate prior to the subscription of 9,000 shares by Mr. Song Jinan, Ms.Yan Li, Mr. Huang Weida and Ms. Yan Yihong, Ms. Kwok Kin Kwok held 100% equity in SGI while Mr. Song Jinan, Ms.Yan Li, Mr. Huang Weida and Ms. Yan Yihong, held 50%, 29.5%, 15% and 5% respectively of equity in Shining. After the subscription of these 9,000 shares, Mr. Song Jinan, Ms.Yan Li, Mr. Huang Weida and Ms. Yan Yihong, held 45.45%, 26.55%, 13.50% and 4.50% respectively of equity in SGI and 45.45%, 26.55%, 13.50% and 4.50% respectively of equity in Shining. There was no existence of written evidence of an agreement at any time that Mr. Song Jinan, his wife, Ms.Yan Li, and his sister-in-law, Ms. Yan Yihong would vote in concert

On December 13, 2005 (the date the revised Business License was issued to Shining), Mr. Song Jinan, Ms.Yan Li, Mr. Huang Weida and Ms. Yan Yihong, held 45.45%, 26.55%, 13.50% and 4.50% respectively of equity in SGI and 45.45%, 26.55%, 13.50% and 4.50% respectively of equity in Shining. There was no existence of written evidence of an agreement at any time that Mr. Song Jinan, his wife, Ms.Yan Li, and his sister-in-law, Ms. Yan Yihong would vote in concert.

15.	Comment:
We note from your response to prior comment number 20 that you believe Shining acquired common control of SGI in October 2005 and that SGI acquired Shining for $2.27 million cash consideration through a merger/acquisition agreement that became effective with the relevant government authorities on December 13, 2005. Please explain why you believe these represent two separate transactions rather then steps of one transaction.

Response:
The Company did not analyze the SGI/Shining transaction and the acquisition of majority control in SGI by former Shining Equity Holders in terms of number of transactions involved. In arriving at a conclusion that the SGI/Shining transaction should be accounted for as a recapitalization of Shining, the Company applied two analyses, both of which rendered results in support of such accounting treatment.

Under the first analysis, the Company looked at the shareholdings of both SGI and Shining on the date SGI’s acquisition of Shining was consummated in December 2005, when a revised Business License was issued to Shining as a Wholly Owned Foreign Corporation signifying the formal recognition of SGI as Shining’s sole shareholder by the China government authorities. The Company noted that a common control of both SGI and Shining did exist on the consummation date (please also refer to the Company’s response to comment #14 above), and therefore concluded that SGI’s acquisition of Shining should be accounted for as a recapitalization of the latter.

Under the second analysis, the Company considered the operating status of both SGI and Shining for the period prior to and immediate subsequent to the consummation of the transaction in December 2005. The Company noted that SGI had always been a shell company since incorporation. It had no operations. Its only asset had always been cash on hand and at bank until it consummated its acquisition of 100% equity in Shining. With effect on the consummation date, SGI became an investment holding company with the former Shining Equity Holders as its majority shareholders as well as management. The resemblance of SGI’s acquisition of Shining to a typical reverse merger transaction between an operating company and a shell company led the Company conclude that SGI’ acquisition of Shining should be accounted for as a recapitalization of the latter.

16.	Comment:
We further note from your disclosure that you accounted for the merger/acquisition transaction “as a recapitalization of Shining with no adjustment to the historical basis of the assets and liabilities of Shining and the operations were consolidated as though the recapitalization occurred at the time SGI first issued its ordinary shares in February 2004.” Please tell us why you believe the merger/acquisition transaction between SGI and Shining as entities under common control should be accounted for as a recapitalization instead of a transfer of net assets between entities under common control and accounted for under the guidance in paragraphs D11-D18 of SFAS 141.

Response:
The Company accounted for SGI’s acquisition of Shining as a recapitalization of the latter based on the analyses as set out in its response to comment #14 above. The Company did consider D11-D18 of SFAS 141 but believes this transaction was not a transfer of net assets because Shining held legal title to all of its net assets both prior to and subsequent to becoming a wholly-owned subsidiary of SGI.

17.	Comment:
We have considered the disclosure you added in response to prior comment number 22 and note your statement that “At the time the business combination of Shining and SGI occurred, Shining had a paid-in capital of $2,477,070 (represented by the registered capital) and SGI’s had a paid-in capital of $1,000 (represented by 1,000 shares of ordinary share in issue with a total par value of $1,000).” Since you deemed the consummation of SGI and Shining to have occurred on December 13, 2005 and Shining exercised its right to acquire 90% of SGI in October 2005, please explain why you indicate that SGI had only $1,000 in paid-in capital at the time of the business combination of Shining and SGI.

	Response:	In response to this comment, the Company has amended its disclosure under the notes to the consolidated financial statements on page F-33 of the Amendment.

18.	Comment:
We have considered your response to prior comment number 25 where you indicate that you did report the correction of an error in your presentation of Liquidating Dividends. Please label the applicable columns within the affected financial statements as “restated.”

	Response:	The Company has added the label “Restated” to the applicable columns within the affected financial statements.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Management’s Discussion and Analysis, page 13

Overview

19.	Comment:	Please update your discussion for the applicable period covered by this report. In this regard, we note your reference throughout this discussion to the quarter ended June 30, 2006.

	Response:	The Company filed an amendment to its Form 10-QSB on March 16, 2007 to comply with this comment.

Letter Dated January 24, 2006

1.	Comment:
We are continuing to consider the information you provided in your draft submission letter dated January 16, 2007. In the meantime, please file this letter as Correspondence on Edgar and include your response to the following additional comment.

	Response:	The Company has included the information in its draft submission letter dated January 16, 2007 in this response, with some further clarifications.

2.	Comment:
We note from your draft response to prior comment number 14, bullet point three, that there “was no existence of written evidence of an agreement at any time that Mr. Song Jinan, his wife, Ms. Yan Li, and his sister-in-law, Ms. Yan Yihong would vote in concert.” Please tell us whether or not there was an agreement of any kind between Ms. Kwok Kin Kwok and any of the relative’s to Mr. Song Jinan, including Mr. Song Jinan himself as of August 11, 2005, October 25, 2005 and December 13, 2005.

Response:
The Company confirms that there was no agreement of any kind between Ms. Kwok Kin Kwok and any of the relatives to Mr. Song Jinan, including Mr. Song Jinan himself as of August 11, 2005, October 25, 2005 and December 13, 2005.

If you have any questions with respect to the foregoing, please feel free to call me at (206) 370-7679.

Sincerely,

/s/ Eric Simonson

Eric Simonson
cc: Mr. Song Jinan, China-Biotics, Inc.

Supplemental Information for Comment #7

**THE FOLLOWING ARE ENGLISH TRANSLATIONS OF ARTICLES ORIGINALLY WRITTEN IN CHINESE**

http;//www.bio168.com

Number of death toll in China caused by antibiotics?

A serious consequence for abuse of antibiotics

At present, there are 10to20% inpatients to have a negative effect for pharmaceutical globallyin which there are 5% leading to disability, abnormality, death, and extension of time to be in hospital. There are 3.6%-25% inpatient deaths are caused by the medicament. Zheng yanyun, an expert in this field, estimates in China there are at least 20% of inpatient deaths caused by medicament, and 200,000 death per year in our country caused by the negative effects of drug, in which 40% of death is due to abuse of antibiotics. Consequently, every year there are 80,000 life lost by abusing of antibiotics.

misusage area of antibiotics

Area 1: antibiotic is anti-inflammartory.

Expert views: Antibiotics is only useful for the inflammation caused by the bacteria or microbe, not for the inflammation caused by the virus. For the ordinary virus to be inflamed, such as flu, antibiotic is useless. The use of antibiotic may be harmful for the patients to cure of morbilli, parotitis, cold or flu etc. Suffering of sore throat and upper respiratory with headache and fever are 90% caused by the virus in which antibiotics are useless.

Area 2: more expensive antibiotics are more effective

Expert views: Antibiotics are classified into three different grades in which, clinically name it as ‘narrow spectrum’ to ‘broad spectrum’. Narrow spectrum which is used in a narrow rage of the application, focus on one or one kind of specific bacteria and broad spectrum can be effective for a wide range of bacteria, while it has more side effects.

Additionally, it is baseless to say that expensive medicines are better. Actually, each kind of antibiotic has its pros and cons, it depends on the disease and patient to be opted. For example, erythromycin is one the well-known antibiotic which price is not expensive, to be effectively used for curing the buffered charcoal yeast extract agar and mycoplasmal pneumonia. The result is better than using some expensive antibiotics. The side effects of old medicine are relatively more releasing but it is difficult to definite all the side effects of the new medicines, which make difficulties of the treatment.

Area 3: using more kinds of antibiotics can be easier to prevent the bacteria to be more effective for infection control

Expert views: Clinically, there is no exact evidence to prove that joint-use of antibiotics is not allowed, however unreasonable jointly use could not only increase the effectiveness but also reduce curative effect and aggravate the side effects. The overuse of pharmaceutical for joint application may lead to or add the negative effects. For example, using 5, 6-10, 11-15, 16-20 and over 21 different kinds of drug, the ratio of negative effects are 4.2%, 7.4%, 24.2%, 40% and 45% respectively.

China is one of the largest countries to consume antibiotics

 Abuse of the antibiotics has become a global problem. WHO indicated all over the world the death caused by the infection, of which over 85% are respiring system disease, infectious diarrhea, morbilli, aids and tuberculosis. The pathogens of those diseases are resisted to almost 100% of front line medicine. (This is why recently the tuberculosis resurges in some countries)

Comparing with other countries, China has become a large consumer of antibiotics. According to the incompleted statistic, 10 out of the top 15 selling and widest used medicine are antibiotics and the cost of the antibiotic is over 50%of the total medical expense of the inpatients in China (normal range out of China is 15% to 30%). The latest source from WHO indicates that there are 80% inpatient using antibiotics in China, in which 58% is for broad spectrum and joint application usage. It is over 30% of the international level.

Consequently, China is one of the largest countries to use antibiotics.

Most harmful for Children abusing the antibiotics

A research conducting for several cities regarding the resistant of penicillium to pneumococcus carried among the residents in China shows that the resistant ratio of Guangzhou residents to be 17% which is higher than the average rate of 15% in domestic areas. The data provided by the Respiration Department of Guangzhou City Children Hospital indicate that the drug resistant level for kids reach to 50%. The direct leading consequences for the children abusing antibiotics are as follows:

(1)	Increase the ratio of drug resistant for the bacteria inside the children’s body.
(2)
The organs of the children are immature, and antibiotics can poison and disturb the normal bacteria flora of human body which will damage or potentially damage the organs. Abuse of some antibiotics can lead to the deafness of kids and kidney damage.

(3)
For children abusing antibiotics, the worse impact is to damage the normal bacteria flora inside the children’s body and to reduce their immune system to lead to the double infection. Double infection is after using a huge of antibiotics for curing the inflection which is caused by the virus and bacteria, to make a fungus inflection, such as aphthae, candidiasis enteritis, and candidiasis etc.

(4)	The abuse of antibiotics stimulates the incident of allergy. The latest news from Newhua reported that abuse of antibiotics plays significant role to the increase of the children asthma.

www.chinagate.com

80,000 death toll due to abuse of antibiotics in China- most harmful for Children abuse of antibiotics: a serious social problem lead to death and disease

80,000 are died by the abuse of antibiotics per year in China! China has become one of the largest countries to consume antibiotics in the world. The side effects of antibiotics can damage the organs and the bacteria flora and increase the drug resistant to make the cureless disease.

Many people have the experience of abusing of antibiotics which is no longer a medical problem only. In China, treatment and drug are separated. They use drug to maintain the treatment, then it make doctor to gave a confused prescription and in expensive one. In the drug store, antibiotics can be bought easily without any prescription. Pharmaceutical manufacturers reproduce the antibiotics to make the competition in disorder. In law, there is no legislation to control and monitor the abuse of antibiotics. As a result, those factors make antibiotic abusing to be a social problem.

First thing is using expensive antibiotic

Ms Li, 26 years old, married over 1 year. She always has the inflection of urinary system. At the beginning when she felt pain for urinating to see a doctor, the doctor asked her the payment was made by herself or claimed from her company. Owing to Ms. Li entitled to claim 90% of medical payment as her company’s medical benefit, she always didn’t care the drug whether domestic or imported for treatment. Ms. Li just told to the doctor to give her the best drug for the treatment. Therefore, the doctor gave her 3 boxes of antibiotics in capsules. Each box sold at 20 dollars per six pills. She took the medicine and felt cured. After a few days, the disease came back, so she took the same medicine that was effective. From then, she took such antibiotics again when she did not feel well. Ms.Li went to drug store to buy several boxes to store at home for anytime she needed. Later on, she found the medicine did not effective on her any more, even she increased the dosage

Finally, Ms.Li went to ask a friend of her who was a doctor, and he told her that she should not have taken such expensive antibiotics at the first place. The antibiotics she took were broad spectrum which meant that it might control any inflection for whatever virus caused. She eventually took her friend’s advice to take some general Chinese herbal and cured shortly.

This is a typical story which may happened to most of us. Higher and higher levels antibiotics are used for most cold, flu and infections; because most of the antibiotics, which are effective a few years ago no longer, work today.

80,000 are died by the abuse of antibiotics every year

The consequence of abusing of antibiotics is not just serious but fatal:

The chief of the Guangdong Medicine Negative Effect Institution, Mr.Zheng Yan Yun, declare that there are 200,000 death toll caused by the medical negative side effects, in which 40% is due to abuse of antibiotics.

A set of latest figures indicates that there are 10-20% inpatients suffering pharmic illnessin which there are 5% leading to disability, abnormality, death, and extension of time to be in hospital. There are 3.6%-25% inpatient deaths are caused by the medicament More sorrowful is most of the inpatients’ families believed that their inpatients caused to death is by disease. They didn’t know such death which is caused by drugs. Zheng yanyun conservatively estimates that in China there are at least 20% of inpatient deaths caused by medicament.

Professor Zhaoxianglan told the reporter a real case: recently, a patient in Beijing has to do the whilst operation. In order to prevent the infection, a doctor took a large dosage of antibiotics. As a results, the overdose of antibiotics lead to the diarrhea. Unfortunately, the doctor still tried to use antibiotics to stop the diarrhea. He was getting more serious and might be dead. After the biologic treatment of the expert group, the situation was under control shortly.

Using the expensive and advanced antibiotics at the first place lead to the increasing of the risk of resistant. Due to produce a huge of drug resistant bacteria, it becomes more difficult for curing and more expensive for the treatment. Clinically, most of the serious infection death are due to drug resistant virus in which antibiotics are ineffectiveness.

Comparing the time bacteria becoming resistant to the antibiotics, researching and developing new antibiotics takes very long time. Normally, it takes 10 years for the researcher to develop a new antibiotic; but the generating of a drug-resistant bacteria takes only 2 years. So the R&D speed of the antibiotics could never catch up the generation rate of the drug-resistant bacteria.

China is one of the largest countries to use antibiotics

In China, several expects make a serious statement which is “China had already been one of the largest countries to abuse antibiotics in the world”.

  Abuse of the antibiotics has become a global problem. WHO indicated all over the world the death caused by the infection, of which over 85% are respiring system disease, infectious diarrhea, morbilli, aids and tuberculosis. The pathogens of those diseases are resisted to almost 100% of front line medicine. (This is why recently the tuberculosis resurges in some countries)

Comparing with other countries, China has become a large consumer of antibiotics. According to the incompleted statistic, 10 out of the top 15 selling and widest used medicine are antibiotics and the cost of the antibiotic is over 50%of the total medical expense of the inpatients in China (normal range out of China is 15% to 30%). The latest source from WHO indicates that there are 80% inpatient using antibiotics in China, inwhich 58% is for broad spectrum and joint application usage. It is over 30% of the international level.

 misusage area of antibiotics

Area 1: antibiotic is anti-inflammartory.

Expert views: Antibiotics is only useful for the inflammation caused by the bacteria or microbe, not for the inflammation caused by the virus. For the ordinary virus to be inflamed, such as flu, antibiotic is useless. The use of antibiotic may be harmful for the patients to cure of morbilli, parotitis, cold or flu etc. Suffering of sore throat and upper respiratory with headache and fever are 90% caused by the virus in which antibiotics are useless.

Area 2: more expensive antibiotics are more effective

Expert views: Antibiotics are classified into three different grades in which, clinically name it as ‘narrow spectrum’ to ‘broad spectrum’. Narrow spectrum which is used in a narrow rage of the application, focus on one or one kind of specific bacteria and broad spectrum can be effective for a wide range of bacteria, while it has more side effects.

Additionally, it is baseless to say that expensive medicines are better. Actually, each kind of antibiotic has its pros and cons, it depends on the disease and patient to be opted. For example, erythromycin is one the well-known antibiotic which price is not expensive, to be effectively used for curing the buffered charcoal yeast extract agar and mycoplasmal pneumonia. The result is better than using some expensive antibiotics. The side effects of old medicine are relatively more releasing but it is difficult to definite all the side effects of the new medicines, which make difficulties of the treatment.

Area 3: using more kinds of antibiotics can be easier to prevent the bacteria to be more effective for infection control

Expert views: Clinically, there is no exact evidence to prove that joint-use of antibiotics is not allowed, however unreasonable jointly use could not only increase the effectiveness but also reduce curative effect and aggravate the side effects. The overuse of pharmaceutical for joint application may lead to or add the negative effects. For example, using 5, 6-10, 11-15, 16-20 and over 21 different kinds of drug, the ratio of negative effects are 4.2%, 7.4%, 24.2%, 40% and 45% respectively.

Doctors, patients, manufacturers, and the traders “jointly” for abusing

Under the review of the current situation for abusing the antibiotics, the experts show that doctors should have their responsibilities, but in this “national disaster”, patients, manufacturers, and the traders are also to play ‘significant’ roles.

Hospitals: the use of high grade of antibiotics

Wang yuqing reported that, abuse of antibiotics mainly comes from the doctors themselves: firstly, doctors always suggest using the antibiotics at the first place, and it is not only due to the limitation of their professional level, it also because the patients asking them to do; additionally doctors prefer to use the antibiotics to reduce their risk.

Economically, due to treatment and drug not separating in China, some hospitals and doctors use the way of selling medicine to maintain their basic income or to obtain the rebate which lead to prescript more and expensive medicine.

According to the 2002 annual report of medicine used by the hospitals, the A grade hospitals in Guangzhou city purchased the antibiotics was 26.8% over their total drug purchasing. From 1996 to 1998, there were 35 hospitals to use over 33.85% of antibiotics in the districts of Guangzhou. It reflects that most of the doctors are still relying on using antibiotics.

Pharmacy: sell medicine without the prescriptions

Reporter did some field researches in the pharmacies in Guangzhou, and found out that consumers could buy any kinds of medicines if they pay. Some of the consumers made their own prescription, and none of the sales or pharmacists gave them any advice about the usage or dosage.

Some of the interviewees didn’t even know that they needed the prescription purchasing the antibiotics.

From the interviews, the reporters found that the commission of the sales was much higher than their salaries. In order to make more sales, they would not take an initiative to ask the prescriptions before the sales.

By the incomplete data, 70% of sales in the pharmacies did not have the proper and professional training; however 80% of consumers will take their advices before to buy the drug.

Patients: using antibiotics for all the problems

Due to the growth of the discounted pharmacies, 80% of families could have their medicial boxes to store antibiotics in some cities in China. People get used to take antibiotics as a general way for curing, whenever they have a headache, cough or sore throat.

Some patients insist to take the expensive and advanced medicines regardless the doctor’s advice, and they just simply think they are rich or the company will pay for such medicial expenses.

Manufacturers: huge production of antibiotics

The conflict of drug manufacturers and drug enterprises is made a condition for antibiotics to popular.

Currently, there are more than 4000 pharmaceutical manufacturers and over ten thousands pharmaceutical enterprises in China. However, most the antibiotics in the markets are ‘copy medicine’ which means repetitive production, such as ‘amoxilin’ which have been produced by over 100 manufacturers; and there are more than 200 manufactuers producing the ‘pioneer’.

In order to survive, the enterprises would violate the law by using the advertising, deceitful, rebate, price war, and hiding the side effect in the instruction leaflet to use their best way to sell the antibiotics to the end user.

Children are the worst victims in abusing antibiotics

A research conducting for several cities regarding the resistant of penicillium to pneumococcus carried among the residents in China shows that the resistant ratio of Guangzhou residents to be 17% which is higher than the average rate of 15% in domestic areas. The data provided by the Respiration Department of Guangzhou City Children Hospital indicate that the drug resistant level for kids reach to 50%. Due to the children whether can affect from antibiotics, the reporter take an interview with Professor Li Minyi.

Professor Li said that using antibiotics would increase the ratio of drug resistant for the bacteria inside the children’s body.

The second serious problem was the organs of the children were immature, and antibiotics could poison and disturb the normal bacteria flora of human body which will damage or potentially damage the organs. Abuse of some antibiotics could lead to the deafness of kids and kidney damage.

Again, for children abusing antibiotics, the worse impact is to damage the normal bacteria flora inside the children’s body and to reduce their immune system to lead to the double infection. Double infection is after using a huge of antibiotics for curing the inflection which is caused by the virus and bacteria, to make a fungus inflection, such as aphthae, candidiasis enteritis, and candidiasis etc.

Lastly, the abuse of antibiotics stimulates the incident of allergy. The latest news from Newhua reported that abuse of antibiotics plays significant role to the increase of the children asthma.

Difficult to control the abuse of antibiotics

Doctors, patients, drug makers and traders are all responsible for the negative side effects caused by abusing of antibiotics, but if some one is ill or die by the abusing of antibiotics, who should bear this responsibility?

Yanmin, the chief of the Chinese Food and Drug Inspection and Administration said firstly we need to differentiate the boundary of the negative side effects of drug, hospitalization accidents and the quality of drugs.

However, the measurement for abusing the antibiotics would gradually be taken in China.

With effective of 1st June next year, all antibiotics only can be bought with the proper prescriptions in the drug store in China.

From this month to the coming January, a series of large activities will be carried out in Guangdong province to educate the public regarding the abuse of antibiotics.

Some hospitals are starting to take the action, like Guangdong People Hospital has set up an antibiotics inspection team. The related laws and regulation regarding the clinical control of antibiotics are about to be promulgated.

Supplemental Information for Comment #8

Test Report

 Sample Name: _ShiningEssence_____________

Sent by: Shanghai Shining Biotech. Ltd.

SHANGHAI PREVENTIVE MEDICINE INSTITUTION

Test Report
Sample Name: _ShiningEssence_____________
Sample Label: ___0.21个/cap___________
Sent by: Shanghai Shining Biotech. Ltd.
Sent Date: _____2001.3.8_______________
Microbiological Testing:
Testing items	Standard	Testing Data
Coli. Group (CFU/100g) ≤	30	< 30
Pathogenic bacteria	Shouldn’t be detected	none
Fungus (cfu/g) ≤	25	< 10
Yeast (cfu/g) ≤	25	< 10
Lactobacillus acidophilus ≥	1x10[11]	9x10[11]
Bifidobacterium Bifidum ≥	1x10[11]	6x10[11]

Testing items	Standard	Testing Data
Moisture %	≤ 8.0	4.5
Protein %	≥ 6	13.0
Pb, mg/kg	≤ 1.5	0.25
As, mg/kg	≤ 1.0	0.17
Hg, mg/kg	≤ 0.3	0.025
All the items conform to Q/NBC101-2000